                                                            Filed by Keane, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                               Subject Company: Metro Information Services, Inc.
                                                  Commission File No.: 000-22035

          Statements in this filing regarding the proposed transaction between Keane, Inc. and Metro Information Services, Inc., the expected timetable for completing the transaction, expected revenue growth, expected benefits and synergies of the transaction, including expected savings in overlapping geographic regions, employee retention plans, and future opportunities for the combined company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business and the other factors described in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and their most recent quarterly reports filed with the SEC.

          Keane plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Metro plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

          You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

          Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.

Set forth below are the following items:

(a) the text of a slide show presentation to be given to staff of Keane and Metro,

(b) the script of a webcast announcement, including the accompanying slides, to be given to staff of Keane and Metro,

(c)  staff questions and answers, and

(d)  frequently asked client questions and answers

in respect of the merger transaction involving Keane and Metro.


(a)  Text of a slide show presentation to be given to staff of Keane and Metro


METRO INFORMATION SERVICES [logo]

KEANE, INC. [logo]



AGENDA

--  Introductions

--  Why sell

--  Why Keane

--  What it can mean for you

--  Keane's Business

--  Keane's Staff

--  Merger Status Update and Next Steps

--  Questions

          Statements in this slide presentation regarding the proposed transaction between Keane and Metro Information Services, the expected timetable for completing the transaction and expected benefits and synergies of the transaction constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business and the other factors described in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and their most recent quarterly reports filed with the SEC.

          Keane plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Metro plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

          You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

          Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.



WHY SELL...WHY KEANE...YOU



WHY SELL

-- Today's challenging business environment makes growth and expansion difficult

--  To realize our vision of being a leader in the IT Services industry

--  In the best interest of our clients, staff, and shareholders



WHY METRO CHOSE KEANE

--  Similar Culture, Values, and Vision

--  Strong commitment to Staff and their development

--  Enhanced capabilities and service offerings

--  Strong financial performance and reputation in the industry

--  Share and develop industry leading Best Practices



WHY KEANE CHOSE METRO

-- Ability to achieve critical mass which benefits Staff, Clients, and Shareholders

--  Similar culture, values, vision, and commitment to Staff

--  Compatible Client base with strong Client relationships

--  Significant ability to leverage service offerings

--  Share and develop industry leading Best Practices



WHY WE BELIEVE THIS CAN BE A GREAT OPPORTUNITY FOR YOU

--  Compatible Culture, Values, and Vision

--  Expanded services + expanded sales force = more opportunities

--  New opportunities for professional and career development

--  Well established project management methodologies and training programs

--  Financial strength and stability of combined organizations

-- Comparable compensation and benefits. Commitment to recognize credited years of service with Metro for benefits eligibility.

--  Improved shareholder value as a Metro stockholder

--  Senior management commitment to success



KEANE'S BUSINESS

[graphic depicting pictures of people working]



KEANE PROFILE

--  Founded in 1965

--  Headquartered in Boston, MA

--  $800M revenue and more than 6,800 professionals

--  Publicly traded - symbol: KEA

--  40+ offices in North America and UK

-- Service offerings: Business Innovation Consulting, Applications Development & Integration, and ADM Outsourcing



KEANE'S GEOGRAPHIC REACH

[map indicating Keane's offices and ADM centers in North America and the United Kingdom]

A CLIENT-CENTRIC MODEL ENSURES GREATER CUSTOMER INTIMACY AND LOWER COST

-- Through the integration of global practices and a strong network of branch offices

--  Results: 90% of client relationships are over 5 years long

-- We offer our clients world class capabilities with local responsiveness at a lower cost



REPRESENTATIVE APPLICATIONS DEVELOPMENT CLIENTS

--  North Carolina

--  Moody's Investors Service

--  BMW

--  Kodak

--  City of Chicago

--  Hotel Co-op

--  LowestFare.com

--  U.S. Cellular

--  Wawa Food Markets

--  Zurich Financial Services

--  Citi

--  Rover

--  United Guaranty

--  Case

--  New York Mercantile Exchange

--  Sykes

--  Legal & General

--  Fireman's Fund

--  Hasbro

--  Bank of Toyko - Mitsubishi

--  Maine

--  Optimum Logistics

--  Wachovia

--  Manulife Financial

--  Midway

--  InterVu

--  Management Ventures, Inc.

--  Bentley/Rolls Royce



REPRESENTATIVE APPLICATION OUTSOURCING CLIENTS


--  AT&T

--  NYSEG

--  Goldman Sachs

--  AIM Funds

--  Invacare

--  Sappi

--  Toyota

--  Gateway

--  Putnam Investments

--  PSEG

--  Philip Morris

--  IBM

--  GMAC Financial Services

--  Square D

--  Allmerica Financial

--  Peoples Energy

--  Great American Insurance Companies

--  West Group

--  Bell Atlantic

--  Crawford

--  Fleet

--  Carrier

--  Sears

--  CGU Insurance

--  Meijer

--  Tufts Health Plan

--  PrimeStar

--  Carefirst BlueCross BlueShield



KEANE'S SOLUTIONS ARE STRONGLY POSITIONED FOR TODAY'S CHALLENGING ENVIRONMENT

[pyramid graph]

Plan 10%    -Business
            -Innovation
            -Consulting

Build 38%   -Application Development & Integration

Manage 52%  -ADM Outsourcing

Measurable Business Benefit

Process & Management Disciplines

* percentage relates to revenue mix



INDUSTRY RECOGNITION - AO MAGIC QUADRANT

Source: Gartner "Application Outsourcing Magic Quadrant: Any Surprises?", Rita Terdiman, March 2001*


[Graph divided into quadrants indicating "ability to execute" on vertical axis and "completeness of vision" on horizontal axis; the two quadrants at the bottom, from left to right, are "Niche Players" and "Visionaries," and the two upper quadrants, from left to right, are "Challengers" and "Leaders". Graph indicates that Keane has a greater ability to execute and a greater completeness of vision than the following competitors within the upper-right quadrant: CSC, Accenture, EDS, Cap Gemini Ernst & Young and IBM]

AO Evaluation Categories:

          Ability to Execute:

          --  Client Satisfaction

          --  Effective Resourcing

          --  Global Delivery and Resourcing

          --  Relationship Management and Flexibility

          --  Service Delivery

          --  Measuring Results

          Completeness of Vision

          --  Strategic Plan and Vision

          --  Methodologies, Process and Quality

          --  Commitment and Investment

          --  Innovation

     --  Process and Vertical Expertise

     * The Magic Quadrant is copyrighted March 21, 2001 by Gartner, Inc. and is reused with permission. Gartner's permission to print its Magic Quadrant should not be deemed to be an endorsement of any company or product depicted in the quadrant. The Magic Quadrant is Gartner's opinion and is an analytical representation of a marketplace at and for a specific time period. It measures vendors against Gartner-defined criteria for a marketplace. The positioning of vendors within a Magic Quadrant is based on the complex interplay of many factors. Well-informed vendor selection decisions should rely on more than a Magic Quadrant. Gartner research is intended to be one of many information sources and the reader should not rely solely on the Magic Quadrant for decision-making. Gartner expressly disclaims all warranties, express or implied of fitness of this research for a particular purpose.



KEANE'S STAFF

[graphic depicting pictures of people working]



OUR CORE VALUES UNDERLIE OUR SUCCESS

--   Respect For The Individual

--   Commitment To Client Success

--   Achievement Through Teamwork

--   Integrity

--   Driven To Continuously Improve



EMPLOYEE PERFORMANCE DEVELOPMENT AND SUPPORT SYSTEM

Our three-tiered approach consists of Performance Support, Learning, and Career Development. Robust processes and tools support employees throughout this system. Our approach balances the needs of our employees, our clients and Keane throughout the lifecycle of every project and our employees' careers with Keane.

EMPLOYEE PERFORMANCE DEVELOPMENT AND SUPPORT SYSTEM

[rectangular graphic]

Learning and Knowledge Portal

Instructor Led Development

Tuition Assistance Program

Technology Based Development

Performance Support:      --  Knowledge Management System

                          --  Communities of Practice

                          --  Special Interest Groups

                          --  Learning Portal and Education ASP


Learning:     --  Keane Process and Methodology

              --  Technical Training Certification

              --  Management and Leadership

              --  Interpersonal Skills

              --  Sales, Recruiting, Consulting

Career Development:       --  Mentoring Programs

                          --  Succession Planning

                          --  Professional Development Planning

                          --  Growth Assignments


PAYROLL AND BENEFITS

-- Current payroll process and schedule continue through December 31, 2001. Changes to process and schedule communicated Oct/Nov

--   All current benefit programs will be maintained through December 31, 2001.

-- Currently evaluating differences in benefits and plan to have any changes identified by the end of October and communicated at that time.

-- Detailed benefits meetings held in November. Overview of Keane benefits on web site.


HEALTH INSURANCE PLANS

--  Medical Insurance (includes vision and Rx)

--  Dental Insurance

--  Life Insurance

--  Voluntary Group Accident

--  Business Travel Accident Insurance

--  Short and Long Term Disability Insurance

Your participation in the above programs depends on your enrollment and appropriate contribution


SAVINGS PROGRAMS

--  401(k) Employee Contribution and Company Match

--  Employee Stock Purchase Plan

--  Dependent Care Pre-tax Account Program

--  Healthcare Reimbursement Account Program

--  Federal Credit Union

--  U.S. Savings Bond Program

OTHER BENEFIT PROGRAMS

--  Vacation

--  Holidays

--  Wellness Benefit

--  Tuition Reimbursement

--  Employee Assistance Program

--  Vacation Condos


MERGER UPDATE

[graphic depicting pictures of people working]


WHAT IS HAPPENING

--  Definitive agreement signed

--  Staff meetings August 21 - 31

--  Pursuing regulatory and Metro shareholder approval

-- Expect closing and transition employment date to be in approximately two months

-- Maintain current benefits through year end and transition to Keane benefit programs January 1, 2002


NEXT STEPS

-- Presentation and question submission capability enabled on the web site after Labor Day

--  Communication to Clients and Partners

--  Approval by Shareholders

--   Integration planning

--   Expected close date in approximately two months

--   Detailed Local Benefits Meetings in Nov


QUESTIONS


METRO INFORMATION SERVICES [logo]

KEANE, INC. [logo]


(b) Script of a webcast announcement, including the accompanying slides, to be given to staff of Keane and Metro


     Various remarks that we make in this presentation regarding the proposed transaction between Keane and Metro Information Services, the expected timetable for completing the transaction, expected revenue growth, expected benefits and synergies of the transaction, including expected savings in overlapping geographic regions, and future opportunities for the combined company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business and the other factors described in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and their most recent quarterly reports filed with the SEC.

     Keane plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Metro plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

     You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.


KEANE & METRO INFORMATION SERVICES

[Keane logo]

[Metro logo]

Welcome to the Keane and Metro services webcast announcement for employees. Presenting today are Brian Keane, President and CEO of Keane and John Fain, founder Chairman and CEO of Metro Information Services.


KEANE & METRO INFORMATION SERVICES

--   Brian Keane, President & CEO, Keane

--   John Fain, Founder, Chairman & CEO, Metro

Hello - I am Brian Keane, President and CEO of Keane and with me is John Fain,
Founder, Chairman and CEO of Metro Information Services.   As you are probably
aware, we have some exciting news to share with you.

Earlier today, we announced that Keane and Metro intend to join forces to form
one of the largest and most capable IT services firms in North America.   We
both believe that this deal is very positive for you, our employees, and for our customers and shareholders.

KEANE & METRO - OUR BUSINESS

--   + $1 billion in revenue

--   + 9000 employees

--   Global 2000 customer base

--   Branches across N. America & UK

Together, we expect to become a business with over $1 billion dollars in annual revenues, with approximately 9,000 employees, serving a tremendous base of Global 2000 customers through a network of branch offices located throughout North America and the UK.

Before I talk through our rationale, I'd like to provide some background on our respective companies.


METRO INFORMATION SERVICES

--   Approx 2300 employees

--   Services

     --  Applications Development & Maintenance

     --  IT Architecture & Engineering

     --  Systems Consulting

     --  General Support

--   Over 600 clients

Metro is an IT services company with approximately 2300 employees operating in 33 markets across the United States and Puerto Rico. Their services include applications development and maintenance, IT architecture and engineering, systems consulting, project outsourcing and support services. Metro has over 600 customers with more than 50 generating revenues in excess of $1 million annually.

John will provide you more detail on the Metro organization and its positioning in a few minutes.

KEANE, INC.

--  6800 employees

--  + $800 million revenue in 2000

--  Network of 40 branches

--  N. American & UK presence

For the benefit of Metro employees, I will provide you a brief overview of Keane. Keane is one of the largest IT services firms based in North America. Our 2000 revenues were over $800 million and we have approximately 6,800 employees. We deliver our services through a network of over 40 branches located throughout North America and the United Kingdom, and leverage several strategic practice areas, as well as two Advanced Development Centers located in Halifax, Nova Scotia and Rochester, Minnesota.

Keane's Mission is to help clients optimize business performance through the innovative use and management of information technology.


KEANE SERVICES

--  Plan, Build, Manage Spectrum

--  Business Innovation Consulting

--  Application Development & Integration

--  ADM Outsourcing

Keane focuses on three highly synergistic business areas that span the full Plan, Build, and Manage spectrum: These focus areas are Business Innovation Consulting, Applications Development and Integration, and Applications Development and Management Outsourcing, or ADM Outsourcing.

Our Business Innovation Consulting practice is led by Keane Consulting Group, which is our management consulting arm. This consulting practice works with senior executives of client organizations to help them operationalize their business strategies. They do this by taking a holistic view of organizational design, business process and technology architecture. Keane Consulting Group has been very effective in working with some of the nation's leading companies to increase their revenues, reduce costs, and improve competitive positioning.

In Applications Development and Integration, Keane focuses on large, complex projects where there is a critical need for strong project management and program management expertise. With its rigorous process and management disciplines, Keane can compete effectively for large development projects that also require significant application integration expertise.

An example of this is our recently announced win for a $127 million development project for the U.S. Airforce where Keane will streamline their global supply chain.

Keane's third business focus, and our flagship service offering, is ADM Outsourcing. This is where Keane assumes full responsibility for the ongoing maintenance, support, enhancement, and new development activities for all or part of our clients' application portfolio. These are very large, multi-year projects that can be $20, 50, or 100 million in size.


AO MAGIC QUADRANT, NORTH AMERICA

Source: Gartner "Application Outsourcing Magic Quadrant: Any Surprises?", Rita Terdiman, March 2001*

[Graph divided into quadrants indicating "ability to execute" on vertical axis and "completeness of vision" on horizontal axis; the two quadrants at the bottom, from left to right, are "Niche Players" and "Visionaries," and the two upper quadrants, from left to right, are "Challengers" and "Leaders". Graph indicates that Keane has a greater ability to execute and a greater completeness of vision than the following competitors within the upper-right quadrant: CSC, Accenture, EDS, Cap Gemini Ernst & Young and IBM]

AO Evaluation Categories:

          Ability to Execute:

          --  Client Satisfaction

          --  Effective Resourcing

          --  Global Delivery and Resourcing

          --  Relationship Management and Flexibility

          --  Service Delivery

          --  Measuring Results

          Completeness of Vision

          --  Strategic Plan and Vision

          --  Methodologies, Process and Quality

          --  Commitment and Investment

          --  Innovation

          --  Process and Vertical Expertise

          * The Magic Quadrant is copyrighted March 21, 2001 by Gartner, Inc. and is reused with permission. Gartner's permission to print its Magic Quadrant should not be deemed to be an endorsement of any company or product depicted in the quadrant. The Magic Quadrant is Gartner's opinion and is an analytical representation of a marketplace at and for a specific time period. It measures vendors against Gartner-defined criteria for a marketplace. The positioning of vendors within a Magic Quadrant is based on the complex interplay of many factors. Well-informed vendor selection decisions should rely on more than a Magic Quadrant. Gartner research is intended to be one of many information sources and the reader should not rely solely on the Magic Quadrant for decision-making. Gartner expressly disclaims all warranties, express or implied of fitness of this research for a particular purpose.

We firmly believe that we are the best in the world when it comes to applications outsourcing. And this has recently been validated by an in-depth study performed by Gartner Group when they analyzed the top outsourcing providers in North America.

This study, which spanned 6 months and included IBM, EDS, CSC, Accenture, Cap Gemini/Ernst Young, and Keane, involved numerous presentations as well as interviews with 20 customers. The result of this study was a research note published by Gartner which included their famous magic quadrant. In it, Keane was rated the highest in BOTH its ability to execute and its completeness of vision.


KEANE & METRO INFORMATION SERVICES

Creating Opportunities

A key goal of this transaction is to introduce Metro's existing customer base to Keane's full spectrum of Plan, Build, and Manage capabilities. Similarly, our goal and expectation is to integrate Metro employees into these client opportunities.

John and I would now like to talk to you in more detail about why we are pursuing this deal, and why we believe it makes so much sense for our employees, customers and shareholders.



DRIVERS OF CHANGE

--  Industry fragmentation

--  Economic climate

--  Limited opportunity for organic growth

--  Clients' changing needs

--  Need for critical mass & economies of scale

As you know, the IT Services industry is large and fragmented, and like all service industries, size is important. This is because there are significant economies of scale in achieving what we call "critical mass" at the company, branch, and client account levels.

In the past, both Metro and Keane have increased critical mass through organic revenue growth, and both companies have an excellent track record for doing so. However, in an economic down cycle - such as the one we're in now - there is little, if any, organic growth to be had. In such a slow economic environment companies frequently turn to acquisition as a means to enhance growth.


RESULT OF MERGER

--  One of largest IT services firms in N. America

--  Strong presence in local markets

--  Increased average branch size

--  Critical mass in capabilities

--  Increased stability

This combination of Metro and Keane will not only establish us as one of the largest IT services firms in North America, but equally important, it will help ensure that we are one of the largest integrators in most local markets that we serve. In fact, because of the geographic overlap between the two firms, this combination of operations will significantly increase our average branch size. This will help ensure that we have significant presence and mind-share, as well as critical mass of capabilities, to optimally support our customers. This added size should also increase stability and provide us operating leverage needed for financial success.


BENEFITS TO EMPLOYEES

--   Players in a larger, stronger team

--   Greater career growth

--   More opportunities for professional development

--   Cross training

--   Part of a growing business

For employees, this merger means that you will now be part of a larger, stronger, more capable firm. This should translate into greater career growth and professional development opportunities, as well as the chance to contribute to the growth of one of the industry's premier firms. Our goal is to retain 100 percent of Metro's consulting staff, as well as the clients that you are now supporting. It is important to note that virtually all of Metro's consultants are focused in areas that are highly compatible with Keane's business focus; namely the design, development, enhancement, integration, and management of business applications software.

It is our hope and intent to provide cross training to Metro's technical professionals in Keane's capabilities and methodologies.



BENEFIT TO CUSTOMERS

--   Greater breadth & depth of capabilities & services

--   Access to larger resource pool

--   Increased responsiveness

--   National & international support

--   Business focused services

--   Continuity of existing services

For our customers, this merger is beneficial in that it increases the breadth
and depth of capabilities to which they have access.   Our combined organization
will be even more responsive to their needs, provide greater national and international support, and provide greater business value to their operations. We will be working closely with Metro's sales, management, and consulting staff to help ensure that we provide continuity of service to Metro's customers, and that these customers understand the expanded capabilities of our combined organization.

I would now like to turn it over to John Fain, CEO of Metro.

KEANE & METRO INFORMATION SERVICES

Combining Forces

Thank you Brian.

Before I go into detail on why we decided to join forces with Keane I'd like to share with you how excited I am to be here today talking to you about this
merger.   We believe that the combination of our businesses will result in one of the leading forces in the IT services industry and it brings great opportunities for our staff, our clients and our shareholders.

By combining our businesses we are building a solid leadership position in the market place, enhancing our size, our client base, our capabilities, as well as our geographic presence.



METRO RATIONALE

--  Establish a more solid leadership position

--  Enhance size

--  Grow client base

--  Increase capabilities

--  Expand geographic presence

--  Address challenging market conditions

--  Respond to changing client needs

I'd now like to talk through why we decided to pursue this merger. At the present time the IT services market is a challenging one and our ability to expand and grow our business is limited due to the current economic environment.

In addition, we recognize that our clients' needs are changing. They're looking for a broader range of solutions, and they want to use fewer, larger IT service providers who can operate on an international basis.

To address these challenges, our strategy has been to deliver more solutions services, while at the same time grow our traditional consulting services. However, with the current market conditions, maintaining momentum towards this goal would take significant time and financial resources. By joining forces with a leading IT services provider, we are able to both strengthen our position in the marketplace and better serve our clients.

KEANE'S CONTRIBUTING FACTORS

--  Means to pursue larger client opportunities

--  Complementary service portfolio

--  Opportunities for staff development & growth

--  Similar cultural values

--  Comprehensive application outsourcing capability

--  Management & IT consulting services

--  World class project management disciplines

In seeking a merger partner we looked for a company that would provide us the capabilities and credibility to pursue significantly larger client opportunities as well as complementary experience that would enhance our service delivery to clients.

We also sought a partner that would provide opportunities for staff in terms of personal development and career progression. And finally, we looked for a company with similar cultural values.

We strongly believe Keane brings all of these factors to our business.

In fact, Keane presents us with a number of very specific benefits for staff and
our clients.   These include fully managed applications development projects and large-scale outsourcing engagements through Keane's ADM Outsourcing service.

In addition, Keane brings well established management & IT consulting capabilities that can be effective in giving us visibility within the executive suites of our clients.

Keane is a strong, financially stable business with a very solid reputation for high-quality delivery and project management, both in North America and the UK.

This experience and expertise can be leveraged across our base of business, and we believe that it will result in significant opportunity for personal growth and career enhancement for Metro's staff.

METRO'S CONTRIBUTING FACTORS

--  Well established company with 22 years history

--  Over 600 clients

--  High proportion of repeat business

--  Highly skilled staff

--  Strength of client relationships

--  Similar cultural values

In any business combination, both players need to bring benefits to the table
for the transaction to be a success.   I am very proud of the Metro organization
and all that we have accomplished together over the past 22 years. And I am confident that we bring strengths in areas that are critical to fulfilling Keane's mission to become one the world's great IT services firms.

We have over 600 clients, in vertical industries similar to Keane, with a large proportion of revenue coming from clients the company did business with the previous year. This repeat business demonstrates the strong client relationships you have established by continuously meeting and exceeding client expectations.

I am confident that the quality and talent of the Metro's staff, combined with the strength of our client relationships, will help ensure the success of this business transaction. Further, I believe that there is a strong cultural fit between our organizations. A commitment to quality, client success and integrity are interwoven into the philosophies of both of our companies. This provides a solid foundation for the successful combination of our operations.

On a final note, I ask all Metro employees to join me and the leadership team in embracing this merger. Together, we are a stronger competitor that is better able to provide opportunities and value to our staff, clients and shareholders.

I'd now like to turn the presentation back to Brian who will explain what happens next.



KEANE & METRO INFORMATION SERVICES

Platform for Growth

Thanks John.

I certainly share John's optimism for this merger, and share his belief that it will bring a significant change in our size and market positioning. It is absolutely a win-win for both parties, bringing new customers, new services, immediate critical-mass for many branches, and an even stronger network of skilled consulting professionals. Our partnership will result in a formidable presence in many of the markets we serve.

And this is the tip of the iceberg. Long term, as market conditions improve, we will be ideally positioned to spring-board from the strong position we are creating and accelerate our growth as one of the largest IT services companies in our industry.

We believe the future of our business looks very bright. Yet I'm sure that many of you will want to know what will happen over the weeks and months ahead.



NEXT STEPS

--  Metro Shareholder approval

--  Satisfaction of anti-trust & certain other conditions

--  Integration planning

--  Road show presentations

--  On-line information & updates

Both Keane and Metro are publicly traded companies. This means that today we are specifically announcing that Keane and Metro Board of Directors unanimously voted in favor of the merger, and that both parties have signed a Definitive Merger Agreement. The next step is to obtain both regulatory and Metro shareholder approval which should take approximately two months.

In the meantime, the management teams of both Keane and Metro will work together to develop a smooth integration plan. We will also be seeking to facilitate communications at all levels. Towards this end, starting tomorrow and over the next two weeks, teams representing Metro and Keane management will visit each of the Metro locations.

This will give Metro employees the chance to learn more about Keane, ask questions, and meet some of Keane's senior managers. These meetings will be a great opportunity to get together and talk about our common goals and synergies, as well as explore some of the best-practices and areas of excellence we share.

In addition, we have launched a web-site to provide information and updates on the acquisition process as well as to give you answers to your questions that arise over the next few months. An updated timetable of events, including the road shows taking place over the next few weeks, will also be kept on this site.

Above all, our intent is to provide direct and honest communications with
everybody.   At this time, there remain numerous details regarding integration that have not yet been resolved. However, there are some things that we can share with you.



COMBINING OUR OPERATIONS

--  Goal to retain 100% of consulting staff

--  Maintain all client relationships

--  Overlap in operations and functions

First, as I mentioned earlier, it is our goal to retain 100 percent of Metro's
consulting staff as well as 100 percent of Metro's customer base.   You are the
lifeblood of the business that we hope to build upon.

Second, because there is a considerable overlap between Keane and Metro functions and operations, we do expect that there will be some redundancy that will result in job losses in both Keane and Metro.

In total, we anticipate that this will represent approximately 2 percent of the combined workforce and will be most heavily concentrated in Metro's corporate headquarters.

Consistent with our values, we will be offering affected individuals severance packages and/or retention bonuses during the Transition Period consistent with their employment service.



MANAGEMENT ORGANIZATION

--  John Fain to be elected to Keane's Board of Directors

--  Andy Downing - Keane Regional Sales Vice President

--  Kathy Neff - Keane Group Vice President

Third, upon finalizing the merger, John Fain will join Keane's Board of Directors and, as such, will play an important role in shaping Keane's future. John will also play a critical role in ensuring that the integration process is performed smoothly and rapidly.

Andy Downing will join the new organization as a Regional Sales Vice President, and Kathy Neff will become a Group Vice President responsible for combined operations in the Mid Atlantic area.

KEANE & METRO INFORMATION SERVICES

A Winning Combination

We recognize that combining large organizations like Metro and Keane can lead to many questions and concerns. No doubt challenges will arise and many of us will have to operate outside the context of our normal daily activities.

Please remember that this merger represents a great opportunity for both firms - and we ask for your support and patience as we work through the process to completion.

Most importantly we ask for your thoughts on how we're doing, and ideas and suggestions on how to make the combining of our businesses a successful one.

With your ideas, your motivation and support we will enhance our position in the IT services industry. This is good for Metro. This is good for Keane. We are a stronger competitor together than alone - we make a great winning combination.

This concludes our presentation for today.   We look forward to working with you
as we combine our businesses to create one of the world's great IT services firms.

Thank you.

Thank you.



(c)  Staff questions and answers


Important Information

Statements that follow regarding the proposed transaction between Keane and Metro Information Services, the expected timetable for completing the transaction, expected revenue growth, employee retention plans, and expected benefits and synergies of the transaction constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business and the other factors described in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and their most recent quarterly reports filed with the SEC.

Keane plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Metro plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.


What Has Happened?


Today, Metro Information Services, Inc. announced that it has signed a Definitive Agreement to become a part of Keane, Inc. This deal is one that brings strong mutual benefit to both organizations and provides us with a solid platform for growth. By joining with Keane we gain extensive business experience in application outsourcing and business consulting, we also share a very compatible quality culture, a focus on Staff development and a shared vision to become a leading force in the IT services industry.


Keane is an IT Services Company based in Boston, with over 6800 business and technical professionals throughout North America and the UK. The combined entity will be a $1 billion company.


Keane's mission is to be one of the world's great IT services firms based on:


  .  The quality and effectiveness of its solutions

  . The fact that Keane is a great place to work, where people matter, ideas count and creativity sparks new opportunities

  .  The ability to consistently generate long term per-share value


Keane provides services in Business Innovation Consulting, Application Development & Integration, and Application Development & Management (ADM) Outsourcing.

The acquisition is a stock-for-stock transaction. Metro shareholders will receive 0.48 shares of Keane for each Metro share that they own. This agreement is subject to Metro shareholder, regulatory approval, and other customary closing conditions. The transaction is expected to be completed within approximately two months.



Why Sell the Company?

The IT services market is a challenging one and our ability to expand and grow our business is limited due to the current economic environment. If the company is to fulfill its vision to become a leading player in the industry, then it needs the support of a sizeable partner to achieve this growth expectation. The ideal acquisition partner would offer:

  . Credibility, capacity and financial stability for significantly larger contracts;


  . Significantly greater opportunity for Staff in terms of personal development, career progression and project work;


  . A compatible Client base that provides opportunities to be introduced to new Clients and cross-sell new services into Metro's existing client base;


  . Experience and expertise that can be transferred to enhance Metro's business;


  .  Enhanced service delivery to Metro's Clients; and


  .  An outstanding strategic and cultural match.


Metro believes that Keane offers all of these benefits.

How did the company go about finding an acquisition partner?

Metro looked at the criteria that it felt would make its business more successful for Staff and Clients, and at the same provide a good return for its shareholders. The criteria included such factors as opportunity for existing Staff, cultural match, strategy and synergy, long term viability of a partner, and of course financial stability. It is important to note here that if we had not found the right partner in Keane, we would not have pursued this relationship.

Why was Keane chosen?

As Keane and Metro explored and evaluated the future of our industry, merging our organizations became a logical step.

Following months of careful planning and research, we decided that Keane was the right partner.

This choice was made based on satisfying all the criteria noted above. In particular Keane presents Metro with a number of very specific opportunities, such as:

  . Fully managed projects and outsourcing services, including the ability to transfer Client staff as part of an outsourcing project;

  .  Opportunities for staff skill and career development;

  .  Management and IT consultancy services;

  .  Well developed training facilities and programs;

  .  Strong financial performance and a solid reputation in the industry; and

  .  International presence across North America and the United Kingdom.


Why did Keane choose Metro?

Metro offers strengths in areas that Keane believes are critical to fulfilling its mission 'to be one of the world's leading IT services firms'.

  . Strong Client relationships: as evidenced by Metro's high levels of repeat business and the significant revenue volume generated from more than 50 of its clients, who each represented over $1 million in revenues in the past 12 months.

  . Similar cultural values: Metro's focus on employee development, management processes, project management disciplines and organizational learning are consistent with Keane's values.

  . Compatible Client base: many of Metro's projects are technically similar to Keane's but not identical in service type, which provides opportunity to offer a wider range of complementary services to Clients.

Importantly, a merger with Metro is a strategic undertaking for Keane. Keane's strategy is to grow both organically and through acquisition. This acquisition is particularly important due to the current economic downturn that has resulted in little opportunity for organic growth. By combining strengths, the companies create a business with significantly greater presence and mind-share, as well as a critical mass of capabilities to optimally support their Clients. This increase in size will also increase stability and provide operating leverage needed for financial success.

Why couldn't we be informed earlier?

Confidentiality is mandated for both sides in these transactions. Both firms are publicly traded companies with disclosure and confidentiality requirements mandated by federal law.

How can I find out more about Keane?

Over the next few weeks a combined management team from both Metro and Keane will be visiting all office locations to talk about the transaction and answer as many questions as possible.

How will this affect my benefits and compensation?

For the most part, it is business as usual for Metro staff through the end of this year. Specifically, you will continue with the same benefits - including paid days off, condo participation, tuition reimbursement, payroll schedule, title, etc.

During September, October and November, Metro and Keane will work together to further understand similarities and differences between the companies. We will review salary and compensation plans, benefit programs, policies and practices, offer letters, employee agreements, etc. Implementation plans will be created and decisions made regarding these programs. Information regarding these decisions will be communicated as it becomes available.

I am a Foreign National. What will happen to my immigration process?

A number of you are on an H-1B or TN visa, or are in the process of obtaining an immigrant visa (green card). Metro and Keane will work closely with you and your family members to complete the required processes that are outlined below.

Staff with a TN or TN-1 visa will need to obtain a new TN visas before being placed on Keane's payroll on January 1, 2002. Metro and Keane will contact you and provide a letter that details job duties, which is required for this process.

For staff with an H-1, H-1B1 or H-1B visa, under the new INS regulations, no immediate action is required by Metro as a result of the merger. As extensions are filed, the H-1B application will be filed by Keane's immigration staff and reflect Keane information. Keane will provide you with a copy of a letter stating that Keane acquired Metro. This letter and current visa information is required when traveling abroad and returning to the US.

If you have an F-1 visa or are in an I-SS1 or I-551 status, you have temporary employment authorization. Keane will obtain new employment authorization for you prior to the expiration date of your present employment authorization. Metro will provide your employment authorization expiration date to Keane's immigration department and work with you and them to obtain new employment authorization in a timely manner.

If you are a resident alien or permanent resident or have a green card, you have employment authorization and no action is required.

Will there be any staff reduction?

Metro anticipates that this merger will not impact its technical consultants. There will be an overlap in corporate support functions following the merger of the two organizations. This will create a necessity to achieve some economies-of-scale. At this time, no specific decision has been made as to which positions will be eliminated. Keane and Metro are committed to handling these issues honestly and sensitively with those who may be affected. G&A employees who are affected through staff reductions during the transition will receive severance packages and/or retention bonuses consistent with their employment service.

What will happen to Metro's sales organization and clients?

With an expanding Client base that is compatible and has limited overlap, Metro and Keane do not anticipate any short-term changes to how the sales organization operates.

What will happen to my benefits?

All Metro benefits will be maintained through the remainder of 2001. The companies are currently evaluating the difference between the Keane benefit program and the Metro benefit program, and we plan to have any changes identified by October/November in order to communicate these to all Staff. There will also be scheduled Benefit Orientation sessions during November/December to make sure everyone fully understands his or her options in order to make the appropriate selection for 2002.

An overview of the current Keane Benefit Program is provided on the Benefits section of this website.

Will this affect my day-to-day project work?

For now, it will be business as usual. However, over time, as the business grows, wider career paths should become evident. Both organizations are quality-driven, and there will be a two-way learning and improvement program as time progresses. As the learning processes become established, you can also expect to see changes in project practices, quality processes and approach to the market.

Will there be an opportunity for training?

Keane believes that a key competitive advantage is its ability to learn faster than the competition. To that end Keane has established systems and structures to support learning and the sharing of knowledge across the business. This will present an excellent opportunity to share expertise and experience with our new colleagues as well as gain access to a growing repository of knowledge covering both business and sales disciplines.

Keane has a very solid reputation in the industry for project and program management. Keane's Productivity Management philosophy and methodologies add substantial value in building credibility with Clients and ensuring effective delivery. A training program on Productivity Management will be rolled out within Metro as soon as possible after consummation of the transaction. Other management, sales and technical training programs will be put in place after individual requirements are better understood. In addition, a number of Keane Staff will be working with us to learn from Metro.

What sort of work will I be doing?

Existing projects and services will continue. As with any services environment it is impossible to predict the exact nature of the work that will be won. The fact that Metro will become part of a larger organization enhances the opportunity for Staff to meet their career aspirations, particularly where Staff have the flexibility to adapt to changing business needs and grasp opportunities where they arise.

Will the name change?

We will want to leverage the benefit of a single brand. Accordingly, we will conduct business under the Keane name.

What should we tell Clients?

A copy of the letter going to Clients is included on this site under "Client Communication." Metro fully anticipates that Clients will respond positively. Over time Metro's Clients will see an expansion in our service offering and geographical presence while retaining a focus on quality of service.

What should we tell Partners?

There is no change in the relationship with Partners.

What else will be happening to communicate the change?

You will find a copy of the press release communicating the announcement on this web site. A conference call to investors and financial analysts has been held, in addition to a program of on-going presentations with our respective investor communities. We are contacting our Clients and Partners directly to communicate this announcement.

There is a separate meeting schedule for each office over the next two weeks. Please refer to the "Schedule of Events" to see when and where the meeting for your office is scheduled. You are strongly encouraged to attend in order to hear directly from one of Metro's officers as well as Keane management and have an opportunity to ask your questions.

What will happen to Metro's offices?

Where there is overlap in the same geographic location an assessment will be made to evaluate the potential for combining offices and premises. This will take place over a period of time, and Staff will be kept informed as decisions are made.

What will change as a result of the merger?

It should be emphasized that Metro chose Keane and Keane chose us because of the compatibility of culture and management style. Until the merger is closed, however, it will be business as usual. In the short term both Metro and Keane are going to be taking action to understand each other's processes, systems and mode of operating to see what can be done to deliver rapid benefit and what best practices can be shared.

These experiences will lead action teams to adopt the best practices in order to achieve early benefits. One of the main opportunities available to Metro now is having a partner with whom the Company can share knowledge and experience in a way that benefits both. Metro is committed to act on this learning opportunity for the benefit of the Company and Staff. All actions to align processes and systems will be carefully thought through and coordinated in order to maximize the potential of the business, without unnecessarily disrupting day-to-day functioning.

What is the company strategy?

Metro's strategy has evolved in response to changing opportunities and challenges in its market place. Keane has a strong strategy underpinned by a vision to become one of the world's leading IT services firms. As part of Keane, Metro will be pursuing this vision and its underlying strategy. You will be learning about this strategy over the coming months.

Will there be any changes in our company Values?

Culturally, Metro and Keane have a lot in common. Metro articulates its values through the fundamental principles of Honesty, Integrity, Caring and Sharing. Keane's principles are defined in their core values of Respect for the Individual, Integrity, Commitment to Client Success, Achievement through Teamwork & Continuous Improvement. Core Values were a key decision factor in why Metro decided to partner with Keane.

What is the dress code at Keane?

Metro will continue with our current dress code. It is the same as Keane's dress code.

Shares and Share Options

I am Metro shareholder -- what should I do with my stock certificates?

You should do nothing with your stock certificates at this time -- hold onto them. This transaction is subject to approval by Metro shareholders and other closing conditions. All Metro shareholders will receive a prospectus and proxy statement within approximately 4 to 8 weeks. These materials will contain detailed information related to the transaction, voting instructions, and specifics related to the pending shareholder meeting. In addition, the proxy statement/prospectus will outline the process for exchanging Metro shares for Keane shares when/if the transaction is approved. No exchange of shares will take place until the deal is approved by shareholders.


What happens if I own Metro shares?

As a shareholder, you'll receive the proxy/prospectus outlined above and will have the opportunity to vote the shares that you own. When/if the merger is approved by shareholders, shares owned by you will be converted to Keane shares. These shares will be converted at the exchange rate (.48) for the deal.

EXAMPLE: 100 shares of Metro stock owned will be converted to 48 shares of Keane.


Can I exercise my Metro stock options now? What happens to them if I don't exercise before the deal is completed?

You can exercise vested Metro options at any point in time. Metro options that are not exercised before the merger is finalized will be assumed by Keane and converted to Keane options. These options (quantity & price) will be converted at the exchange rate (.48) keeping the inherent value the same.

EXAMPLE: An option to purchase 100 shares of Metro common stock at an exercise price of $10.00 per share would be converted into an option to purchase 48 shares (100*.48) of Keane common stock at an exercise price of $20.83 ($10.00/.48) per share.

What's going to happen to Metro's Employee Stock Purchase Plan?

When the merger is approved, shares of Metro will be converted to Keane as outlined above. Metro employees will become employees of Keane and eligible for Keane's benefits. NOTE: There are some differences in eligibility requirements between the 2 plans. Summary details are listed below. More information will be provided at a later date.

--------------------------------------------------------------------------------
                                      Keane                        Metro
--------------------------------------------------------------------------------
Participation Period                  6 months                     3 months

--------------------------------------------------------------------------------
Tenure requirement for                6 months                     3 months
 participation

--------------------------------------------------------------------------------
Contribution Allowed                  up to 10%                    up to 5%

--------------------------------------------------------------------------------


When can I participate in Keane's Employee Stock Purchase Plan?


Metro's ESPP was administered in 3-month intervals while Keane's plan is administered during 6-month intervals. It is anticipated that the merger will be finalized in the midst of an ESPP participation period.

The Metro plan remains in effect until the day prior to the date that the transaction is complete. Arrangements are being made to allow Metro participants to participate in Keane's ESPP for the interim period (roughly October - December). In calendar year 2002, all eligible Keane employees can elect to participate in Keane's ESPP under the provisions of the plan.


(d)  Frequently asked client questions and answers


 .   Will this impact my current engagement with Keane/Metro?

    There will be no impact on your current engagements with either Keane or Metro. Over time, we expect to offer a broader range of services based upon both companies' best practices. We'd like an opportunity to describe our combined capabilities to you at a later date.

    Are there any concerns you have that we should be aware of?


 .   How long do you expect the transition to take?

    We expect the transaction to close within two months. The transaction is subject to approval of Metro's shareholders, regulatory approval and other customary closing conditions.


    The keys to a successful transition will be communication and visibility.


    Keane is organized to make this integration as transparent as possible. Keane has completed over 100 staff transitions as a result of either acquisitions or outsourcing contracts. As a result, Keane has developed excellent processes and methodologies to help ensure a seamless integration. There is management within Keane that are specifically focused on staff acquisition.


    Over the next two weeks we will be meeting with all consultants to initiate the transition process.


    In addition, during the next several months we expect to meet with every client. We commit to keep you informed throughout the process. However, if at any point you have any questions please do not hesitate to contact us.


    Remember that the basis of this transaction is to do what is in the best interests of our clients, staff and shareholders.


 .   Will any services be discontinued?

    No services will be discontinued. In fact, we will be introducing a variety of additional services to our clients. Please refer to Keane's and Metro's websites. www.keane.com www.MetroIS.com


 .   How do Staff Augmentation services fit into Keane's vision?

    Keane offers a full range of services. While Keane's primary business focus is on Business Innovation Consulting, Applications Development and Integration, and ADM Outsourcing, Keane has also provided Staff Augmentation as part of its full range of services. The current Staff Augmentation services provided by Metro are compatible with Keane. Metro clients should expect that Keane will continue to provide staff augmentation services, and over time, Keane will introduce customers to the full breadth of capabilities of the combined organization.


 .   What new services will be made available to my organization?

    Keane offers a full range of Plan, Build and Manage services. Keane Consulting Group is a management consultancy that provides Business Innovation Consulting services to our clients. Keane's Build services are focused on Applications Development and Integration with a special emphasis on large, complex project that require strong project management capabilities and entail a significant amount of application integration. Keane's flagship service, Applications Development and Management Outsourcing (ADMO), is where Keane assumes responsibility for the ongoing maintenance, support, enhancement, and new development activities related to all or part of a client's application portfolio.


    Keane is particularly strong in Project and Program Management. It's project management disciplines and methodologies have been hallmarks for the organization over the last three decades. Keane's track record of on-time, within budget delivery is among the strongest in the IT industry.

    Keane has strategic partnerships established with Sun, Seibel, Ariba, FileNet, and Guardant as well as a number of other vendor relationships.

    Metro has specialized in Staff Augmentation. It has an outstanding history of supplying highly qualified consultants to meet its clients needs. In addition, Metro offers services including network design and implementation and Windows 2000 rollouts. In addition, Metro maintains a number of strategic business partnerships with Microsoft, Cisco and other key technology suppliers. Metro also offers vSmart, a Human Capital Management solution.


 .   How will the consultants react to this announcement? Will they be concerned?

    We believe that the vast majority of our staff will react very positively. There will be significant new opportunities for professional growth and career development. Keane has a mature employee development and support system. With the new service offerings and expanded sales force, consultants will see increased opportunities for their skills to be marketed.


    Metro employees will retain their tenure with Keane. Our company's benefits packages are comparable. We have very compatible cultures and business values. While we believe that this is a very positive change for our consultants, we recognize that some people don't respond well to change. We will do our best to minimize any impact that may result from these few situations.


 .   What will happen to my existing relationships? (sales, MD, etc)?

    Maintaining Metro's client relationships is one of our most important goals. Near term, we do not anticipate any significant changes in account coverage. Longer term, we will evaluate how we best achieve optimal coverage and provide the greatest value to our customers.


    We encourage any comments from our clients about their satisfaction with our current service levels.


    Do you have any comments or suggestions regarding the support you are currently receiving?


 .   What implications are there with this transaction and my existing contracts?

    Keane will honor all existing contracts. If specific issues arise or if your company has contracts with both Keane and Metro, where necessary we will evaluate and negotiate terms and conditions that are acceptable to all parties.


    Note to sales people: Please document any concerns your client may have with
    ---------------------
    contract terms and conditions. Do not attempt to resolve these issues without consulting the Keane/Metro legal departments.

Please refer to the Staff Question and Answer Document for other possible Q&A topics.